FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83

Prothena Corporation plc

77 Sir John Rogerson’s Quay, Block C

Grand Canal Docklands

Dublin 2, D02 T804, Ireland

January 22, 2019

Via EDGAR Transmission and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Frank Wyman
Tabatha McCullom

Re:	Prothena Corporation plc
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 26, 2018
Form 10-Q for the Quarterly Period Ended September 30, 2018
Filed November 6, 2018
File No. 001-35676

Ladies and Gentlemen:

Prothena Corporation plc (the “Company”) submits this letter in response to comments received by letter dated December 19, 2018 from the Staff of the Securities and Exchange Commission. A courtesy copy of this letter is being submitted to the Staff by overnight delivery.

Each of the Staff’s comments is reproduced below in bold. The Company’s response follows each such Staff comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Master Collaboration Agreement by and between Prothena Biosciences Limited (“Prothena”) and Celgene Switzerland LLC (“Celgene”) dated March 20, 2018 (the “Agreement”) to which the Staff’s comments relate.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements

8. Significant Agreements

Celgene Collaboration Agreement, page 18

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-1001

1.	Please provide the following information so we may further evaluate your accounting treatment for the Celgene Collaboration Agreement.

•

You state that at inception of the collaboration, you did not have material, distinct performance obligations, as you were not obligated to transfer US or Global licenses. However, Article 7 of the Master Collaboration Agreement states that “Prothena hereby grants to Celgene a non-exclusive, worldwide, fully-paid up, royalty-free right and license with the right to grant sublicenses under the Prothena IP for Celgene to conduct its activities and perform its obligations under this Agreement,” which appears to have occurred on March 20, 2018. In addition, Article 7 indicates that you granted a research and development license to Celgene. Explain this apparent inconsistency and how these two licenses will be utilized by Celgene in its own research activities.

Company Response:

The overarching intent of the Agreement was to convey options to Celgene to obtain commercial rights to antibodies that may be developed under three research programs, and the consideration associated with that arrangement has been allocated to those option exercise rights. In order to convey those options, certain arrangements related to intellectual property were agreed upon to protect both parties and to enable progress of those research programs to a point where Celgene may elect to exercise its option rights. However, neither of the limited licenses granted under Article 7 of the Agreement convey distinct value apart from the rights of Celgene to opt into future development opportunities by exercising an option. Specifically, those two licenses identified by the Staff permit Celgene certain access rights that may contribute to an informed decision-making process with respect to whether to exercise their option rights while ensuring that neither party’s intellectual property is compromised. Following are additional details with respect to each of the two licenses.

Limited License to Conduct Activities Under the Agreement: The Company concluded that this limited license, under Section 7.1.1 of the Agreement, did not constitute a distinct or material performance obligation under the Agreement.

Prior to Celgene’s exercise of an IND Option for a Program under the Agreement, Celgene’s license rights to the Prothena IP under Section 7.1.1 of the Agreement are essentially limited to [***] as set forth in Section 2.4 and to using certain materials which may be transferred to Celgene by Prothena for certain specified purposes as set forth in Section 2.9. The [***] under Section 2.4 of the Agreement [***]. The materials that may be transferred by Prothena to Celgene in accordance with Section 2.9 of the Agreement may only be used by Celgene to determine whether a given Collaboration Candidate may be a Lead Candidate, to evaluate whether to exercise an IND Option or a Phase 1 Option for a Program, or to [***]. These purposes are very limited. In substance, this simply provides a means for Celgene to receive information that may

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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support a future purchasing decision – that is, it provides information that may be relied upon by Celgene for purposes of deciding whether it should buy distinct goods and services in the future. Accordingly, this license does not constitute a transfer of a good or service from which Celgene could generate economic benefit and therefore is not distinct.

We also note that under Section 7.1.1 of the Agreement, Prothena provides Celgene with only a limited license to Prothena IP for a limited purpose for a fixed term. The license is non-exclusive and only for Celgene to conduct its activities and perform its obligations under the Agreement. We view this limited license as immaterial in the context of the Agreement given the narrow scope, limited use and limited term of the license.

Limited License for Research and Development Purposes: Similarly, the Company concluded that this limited license, under Section 7.1.2 of the Agreement, did not constitute a distinct or material performance obligation under the Agreement.

Importantly, [***], which means that [***]. Moreover, at inception of the Agreement [***] as by the very definition of such terms under the Agreement, [***]. Additionally, [***]. Accordingly, this license does not constitute a transfer of a good or service from which Celgene could generate economic benefit and therefore is not distinct.

We also note that under Section 7.1.2 of the Agreement, Prothena provides Celgene with a limited license for a limited purpose. The license is non-exclusive, is limited to [***], and is only for research and development purposes. We view this limited license as immaterial in the context of the Agreement given the narrow scope, limited use and limited term of the license.

•

Explain the factors that you considered in concluding that the following activities did not constitute material performance obligations at inception: the two licenses granted by you to Celgene, your responsibilities to participate on the joint steering committee, your responsibilities to conduct research activities at its direction and your responsibilities to prosecute, maintain and enforce Prothena Collaboration Patents and Program Patents.

Company Response:

Two Licenses: For the reasons set forth in our response to the foregoing comment, the two licenses did not constitute distinct or material performance obligations. Rather, they help position Celgene to make future purchase, i.e., option exercise, decisions.

Participation in Joint Steering Committee: Prothena’s responsibilities to participate in the joint steering committee (the “JSC”) constitute a performance obligation that is immaterial.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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The JSC has limited governance responsibilities and essentially serves as a mechanism for Prothena to communicate and discuss with Celgene any research activities that Prothena decides, at its discretion, to undertake. Additionally, Prothena’s responsibilities vis-à-vis the JSC operate only to ensure that Celgene remains informed, and are substantively limited to making decisions regarding the research activities which Prothena chooses to undertake at its discretion.

To further assess the materiality of our obligation to participate in the JSC, we estimated the standalone selling price of that JSC participation and determined that no observable or contractual price existed. The Company therefore utilized the expected costs plus margin approach to determine the estimated standalone selling price of the JSC deliverable. In determining the estimated standalone selling price of the JSC deliverable, the Company considered factors such as the number of Company representatives participating on the JSC, the annual number of required JSC meetings, the assumed meeting length in hours, and the expected term of the JSC. The Company assumed the JSC would continue to function through the term of the Agreement (approximately six years). Based on this analysis, the Company determined the estimated standalone selling price of the JSC deliverable is approximately $0.1 million to $0.4 million.

The Company therefore concluded that the impact on the allocation of arrangement consideration of including the estimated standalone selling price of the JSC deliverable, calculated assuming the high end of the range of estimate selling price noted above, is immaterial from both qualitative and quantitative perspectives.

Conduct of Research Activities: Prothena may, in its discretion, conduct research activities under the Agreement. To the extent it undertakes those activities, Prothena’s essential responsibilities vis-à-vis the JSC are to provide it with regular updates for the purpose of informing and enabling discussions with Celgene and make certain decisions regarding such activities.

The JSC may perform certain specified functions, subject to, generally speaking, [***]. Importantly, the JSC [***]. Therefore, Prothena has no material performance obligation in its conduct of research activities. Rather, the intent of the Agreement is to convey (for consideration) a right for Celgene to purchase future licenses and services from the Company. The licenses and rights to access the status of work conveyed at inception of the arrangement support Celgene to make informed future purchasing decisions based on the status of each program but do not compel the Company to perform any additional services. Because these access rights simply allow for sharing of information that would be considered in the context of future purchasing decisions, we do not believe they themselves represent distinct performance obligations but rather are part of the ongoing selling effort. That is, Celgene needs ongoing access to information via the JSC in order to decide whether or not to exercise an option.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-1004

Prosecution, Maintenance and Enforcement of Certain Patents: Consistent with ASC 606-10-55-64A, Prothena concluded that its responsibilities with respect to prosecution, maintenance and enforcement (which includes defense) of Prothena Collaboration Patents and Program Patents are not a promised good or service.

Prior to Celgene’s exercise of an IND Option, Prothena has the sole right, but does not have any obligation, to enforce the Prothena Collaboration Patents or Program Patents (if any). Additionally, Prothena’s limited obligations to prosecute and maintain the Prothena Collaboration Patents and the Program Patents (if any) in the Primary Patent Countries do not mean that Celgene has a license to those Patents. As noted above, unless and until Celgene exercises an IND Option, its license rights are very limited, and these prosecution and maintenance obligations therefore provide no good or service – nor would they generate any economic benefit to Celgene – and are merely administrative activities that Prothena would have performed irrespective of this Agreement.

For these reasons, we also view Prothena’s obligations in this regard as immaterial to the Agreement.

•

You state that the Company is responsible for all research and development activity through completion of Phase 1 clinical studies. However, you also state that the Company is not obligated to perform development activities under the development plan during preclinical and Phase 1 clinical trials. Explain this apparent inconsistency.

Company Response:

As noted above, Prothena may conduct discovery, pre-clinically develop, conduct further development activities, provide a Research Plan, etc. under the Agreement with respect to a Program. These and other research and development activities are not an obligation of Prothena; they may be undertaken by Prothena in its sole discretion.

The referenced statement by Prothena – that it “is responsible for all research and development activity through completion of Phase 1 clinical studies of products in each program, unless Celgene elects otherwise at its cost” – only applies following the exercise by Celgene of its IND Option for a particular Program.

In order to correct and make this more clear in our disclosures, we will revise as follows the relevant statement in Note 8 of the Notes to Condensed Consolidated Financial Statements included in our Annual Report on Form 10-K for the period ended December 31, 2018 (and in future filings):

For each such program, Celgene has an exclusive right to license clinical candidates in the U.S. at the IND filing and if exercised, would also have a right to expand the license to global rights at the completion of Phase 1. Following the exercise for U.S.~~global~~ rights, Celgene would have

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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decision making authority over ~~all further global clinical~~ development activities and all regulatory, manufacturing and commercialization activities in the U.S. The Company would be~~is~~ responsible for certain of those activities~~all research and development~~ through completion of Phase 1 clinical studies of products in each such program for which Celgene exercises its US Rights, unless Celgene elects otherwise to do so at its cost.

•

Explain how the discovery, preclinical and clinical development activities to be performed by you “at the Company discretion” will be coordinated with joint steering committee decisions, related Celgene research activities and Celgene’s acquisition of viable collaboration programs through exercise of its US Rights.

Company Response:

The JSC [***]. In accordance with the Agreement, Prothena will inform Celgene via the JSC of any discovery, preclinical and clinical development activities that Prothena undertakes at its discretion. This information will facilitate any activities that the JSC may undertake and decisions, if any, that it determines to make. Importantly, the JSC has no authority beyond the enumerated functions it may choose to undertake. To the extent the JSC undertakes any decision-making responsibilities with respect to the Programs conducted under the Agreement, generally speaking, [***].

As noted above, prior to Celgene’s exercise of an IND Option for a Program, Celgene has limited license rights under the Agreement to conduct specified research, development and evaluation activities as outlined in Sections 2.4 and 2.9 of the Agreement. Those activities are for Celgene’s due diligence in assessing lead candidates, which information may be considered in determining whether to exercise an option and do not convey separate distinct value apart from any subsequent decision to opt in to a program. To the extent Celgene undertakes any such activities with respect to the relevant Program, it must first coordinate relevant material transfers with Prothena pursuant to Section 2.9.

Once Celgene exercises its IND Option and obtains U.S. rights under a U.S. License Agreement for a Program, the terms of that U.S. License Agreement will control with respect to activities conducted thereunder and the role of the JSC with respect to that Program.

•

You state that the initial transaction price of $110.2 million will be deferred until “Celgene exercises the US Right and receives control of the US license.” Furthermore, you state that the total transaction price will be allocated to each of the Company’s performance obligations “at the point that Celgene receives the license for each program.” Provide a more detailed explanation of the triggering events and expected timing for this revenue recognition process, including any activity measures that you expect to utilize. In this regard, tell us your estimate of the number of collaboration programs, for which you expect to complete Phase 1 clinical trials over the six year-term of the Agreement that in turn would be acquired by Celgene through exercise of its US Rights.

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-1006

Company Response:

Triggering Events: The triggering event referenced above will be the execution by Prothena and Celgene and effectiveness (following any required regulatory approvals) of a U.S. License Agreement, after Celgene’s exercise of an IND Option for any Program.

Timing: Although Prothena has initiated certain research activities related to the antibodies subject to the collaboration, it is uncertain whether or when Prothena will continue those activities, if those activities will result in Prothena filing an IND, or whether Celgene will exercise an IND Option and the parties will execute a U.S. License Agreement.

As a general matter, research (discovery and preclinical) activities can take 1-3 years, and subsequent clinical activities can take 2-10 years. Accordingly, if Prothena chooses to continue its research and development activities under a Program and those activities generate positive results, the earliest we expect a revenue recognition event might occur is [***].

Activity Measures: Based on the relative fair value for each Program through an IND Option, the transaction price will be recognized by Program at the point in time of effectiveness of the U.S. License Agreement for that Program. To the extent that a U.S. License Agreement is not entered into for any Program, the allocated transaction price for that Program will be deferred until the Agreement terminates.

Estimate of Number of Completed Phase 1 Trials: Although the Agreement contemplates three Collaboration Targets, and therefore three Programs, it is not possible at this time to estimate the number of Programs that might result from any research activities that Prothena determines to undertake with respect to any of those Collaboration Targets – much less how many Phase 1 clinical trials might be initiated or completed within the six-year term. (We also note that Celgene could exercise an IND Option, i.e., obtain US Rights, before a Phase 1 clinical trial is even initiated.)

In order to make the above more clear in our disclosures, we will revise as follows the relevant statement in Note 8 of the Notes to Condensed Consolidated Financial Statements included in our Annual Report on Form 10-K for the period ended December 31, 2018 (and in future filings):

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

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At the inception of the Collaboration Agreement, the Company did not transfer any goods or services to Celgene that are material. Accordingly, the Company has concluded that the initial transaction price will be recognized as contract liability and will be deferred until the Company transfers control of goods or services to Celgene (which would be when Celgene exercises the US Right and receives control of the US license for at least one of the programs) or at the termination of the Collaboration Agreement, whichever occurs first. At such point that the Company transfers control of goods or services to Celgene, the~~The~~ total transaction price will be allocated by first applying the fair value for each program, relative to the other programs, on the assumption that each program progresses to the point that Celgene could exercise its US Rights, to arrive at a transaction price per program, and then allocating each such transaction price per program to each of the Company’s performance obligations for that program on a relative standalone selling price basis ~~at the point that Celgene receives the license for each program~~.

Please contact Bill Homan (at 650-615-2113 or bill.homan@prothena.com) or John C. Williams of Latham & Watkins LLP (at 650-470-4887 or john.williams@lw.com) if you have questions regarding the foregoing responses to the Staff’s comments.

Sincerely,

/s/ Tran B. Nguyen

Tran B. Nguyen

Chief Operating Officer and Chief Financial Officer

cc:	Bill Homan, Chief Legal Officer and Company Secretary

Kathleen Wells, Latham & Watkins LLP

John Williams, Latham & Watkin LLP

[***] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Prothena Corporation plc with respect to portions of this letter.

Confidential Treatment Requested by Prothena Corporation plc

PRTA-1008